                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          CONVERGENT GROUP CORPORATION
                            (Name of Subject Company)

                            GLENN E. MONTGOMERY, JR.
                                LARRY J. ENGELKEN
                                 SCOTT M. SCHLEY
                                BRYAN R. MILEGER
                               DAVID J. RUBINSTEIN
                                ANDREA S. MAIZES
                          CONVERGENT GROUP CORPORATION
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)

                                    21247V 10
                      (CUSIP Number of Class of Securities)

                            ------------------------

       GLENN E. MONTGOMERY, JR.                 KEVIN S. CRANDELL, ESQ.                  ILAN S. NISSAN, ESQ.
     CONVERGENT GROUP CORPORATION                 HOLLAND & HART, LLP                 DOMINICK P. DECHIARA, ESQ.
  6399 SOUTH FIDDLER'S GREEN CIRCLE,            555 SEVENTEENTH STREET             O'SULLIVAN GRAEV & KARABELL, LLP
               SUITE 600                              SUITE 3200                         30 ROCKEFELLER PLAZA
   GREENWOOD VILLAGE, COLORADO 80111            DENVER, COLORADO 80202                 NEW YORK, NEW YORK 10112
            (303) 741-8400                          (303) 295-8000                          (212) 408-2400


 (Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)


This statement is filed in connection with (check the appropriate box):

a. [_] The filing of solicitation materials or an information statement subject to Regulation 14A ((S) (S)240.14a-1 through 240.14b-2), Regulation 14C ((S)(S) 240.14c-1 through 240.14c-101) or Rule 13e-3(c) ((S)240.13e-3(c)) under the
Securities Exchange Act of 1934 (the "Act").

b. [_] The filing of a registration statement under the Securities Act of 1933.

c. [X] A tender offer.

d. [_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [_]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                            CALCULATION OF FILING FEE

     TRANSACTION VALUATION                             AMOUNT OF FILING FEE
        $379,416,392(1)                                      $75,884(2)

(1) Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 47,427,049 shares of common stock, par value $0.001 per share, of Convergent Group Corporation pursuant to the tender offer, at a price per share of $8.00 in cash. Such number of shares represents the sum of all of the 43,414,402 outstanding shares and the 4,012,647 outstanding options to acquire shares of Convergent common stock.

(2)  Calculated as 1/50th of 1% of the transaction value.

[X] Check box if any part of the fee is offset as provided by (S)240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid: $75,884

          Form or Registration No.: SCHEDULE TO

          Filing Party: Convergent Acquisition Sub, Inc., Convergent Holding
                        Corporation, Schlumberger Technology Corporation,
                        Glenn E. Montgomery, Jr., Larry J. Engelken, Scott M. Schley, Bryan R. Mileger, David J. Rubinstein, Andrea S. Maizes, Convergent Group Corporation

          Date Filed: 10/27/2000

                     INFORMATION REQUIRED BY SCHEDULE 13E-3

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and relates to the tender offer by Convergent Acquisition Sub, Inc., a Delaware corporation ("Purchaser"), and a wholly owned subsidiary of Convergent Holding Corporation, a Delaware corporation ("Parent"), which is a wholly owned subsidiary of Schlumberger Technology Corporation, a Texas corporation ("STC"), as set forth in the Tender Offer Statement on Schedule TO, dated October 27, 2000 (the "Schedule TO"), to purchase all of the outstanding shares of common stock of Convergent Group Corporation ("Convergent"), par value $.001 per share, at a price of $8.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed as Exhibits (a)(1) and (a)(2) to the Schedule TO, respectively, and are expressly incorporated herein by reference. The Schedule TO was filed by Purchaser, Parent, STC, Glenn E. Montgomery, Jr., Larry J. Engelken, Scott M. Schley, Bryan R. Mileger, David J. Rubinstein, Andrea S. Maizes and Convergent with the Securities and Exchange Commission (the "SEC") on October 27, 2000.

     This Schedule 13E-3 is being jointly filed by (i) Convergent (the issuer of the class of equity securities that is the subject of the transaction); (ii) Glenn E. Montgomery, Jr.; (iii) Larry J. Engelken; (iii) Scott M. Schley; (iv) Bryan R. Mileger; (v) David J. Rubinstein; and (vi) Andrea S. Maizes.

     All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Offer to Purchase.

     The information contained in this Schedule 13E-3 and/or the Offer to Purchase concerning Convergent was supplied by Convergent and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Offer to Purchase concerning each filing person other than Convergent was supplied by each such filing person and no other filing person, including Convergent, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1. SUMMARY TERM SHEET.

1001 -- The information set forth in "Summary of Our Offer" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

1002(a) -- Name and Address. The name of the subject company is Convergent Group Corporation. Convergent's principal executive office is located at 6399 South Fiddler's Green Circle, Suite 600, Greenwood Village, Colorado 80111, and its telephone number is 303-741-8400.

1002(b) -- Securities. The title and class of equity securities to which this
Schedule 13E-3 relates is the common stock of Convergent, par value $.001 per share. As of October 13, 2000, there were 43,414,402 shares of Convergent common stock issued and outstanding.

1002(c) -- Trading Market and Price. The information set forth in "The Tender Offer -- Price Range of Convergent's Common Stock" in the Offer to Purchase is incorporated herein by reference.

1002(d) -- Dividends. The information set forth in "The Tender Offer -- Price Range of Convergent's Common Stock" and "The Tender Offer -- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

1002(e) -- Prior Public Offerings. The information set forth in "The Tender Offer -- Price Range of Convergent's Common Stock" in the Offer to Purchase is incorporated herein by reference.

1002(f) -- Prior Stock Purchases. The following chart sets forth all purchases by the filing persons of the common stock of Convergent during the past two years:

Filing Person                                        Date of Purchase        Number of Shares
-------------                                        ----------------        ----------------
Larry J. Engelken.............................          08/13/99                1,460,817*
Larry J. Engelken.............................          08/13/99                1,446,458*
Larry J. Engelken.............................          09/22/99                  113,313*
Larry J. Engelken.............................          07/31/00                   10,000
Glenn E. Montgomery, Jr.......................          08/13/99                1,460,817*
Glenn E. Montgomery, Jr.......................          08/13/99                1,446,458*
Glenn E. Montgomery, Jr.......................          09/22/99                  113,313*
Glenn E. Montgomery, Jr.......................          01/13/00                  755,420
Scott M. Schley...............................          08/13/99                  809,656*
Scott M. Schley...............................          09/22/99                   37,771*
David J. Rubenstein...........................          10/11/99                   94,428
Andrea S. Maizes..............................          03/10/00                   50,000
Andrea S. Maizes..............................          03/10/00                      500

Filing Person                                        Date of Purchase        Number of Shares
-------------                                        ----------------        ----------------
Bryan R. Mileger..............................           02/01/00                 188,855
Convergent....................................           03/29/99                 269,156**
Convergent....................................           03/31/99                 629,665**
Convergent....................................           07/24/00                   5,000***
Convergent....................................           10/20/00                     650***


*    These shares were acquired pursuant to stock grants.

** These shares were repurchased by Convergent from employee stockholders in order to fund Convergent's stock option pool.

*** These shares were repurchased by Convergent from employee stockholders who exercised options pursuant to early exercise agreements but who then either left Convergent or were terminated.

     With the exception of purchases in the year 2000 (other than the purchases made by Convergent (i) on July 24, 2000 and October 20, 2000, which were made at $0.092 per share, (ii) on March 31, 1999, which were made at $0.41 per share and (iii) on March 29, 1999, one of which (39,150 shares) was made at $0.38 per share and the second of which (230,006 shares) was made at $0.98 per share), the price per share with respect to each purchase of common stock during the relevant periods was $0.092, which is the exercise price of employee stock options, and accordingly represents the average quarterly purchase price. With respect to the first quarter of the year 2000, the range of prices paid was from a low price for the period of $0.092 per share to a high price of $7.94 per share of common stock, with an average purchase price for the quarter of $6.01 per share. The shares purchased in the third quarter of 2000 were at the initial public offering price of $7.00 per share.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

1003(a)--Name and Address. The names of the filing persons are as follows:

Convergent Group Corporation
Glenn E. Montgomery, Jr.
Larry J. Engelken
Scott M. Schley
Bryan R. Mileger
David J. Rubinstein
Andrea S. Maizes

Each of the filing persons has the following business address and telephone number:
Convergent Group Corporation
6399 South Fiddler's Green Circle, Suite 600
Greenwood Village, Colorado 80111
Telephone:  (303) 741-8400

The information set forth in "The Tender Offer -- Information Concerning Convergent" is incorporated herein by reference.

1003(b) -- Business and Background of Entities. Not applicable.

1003(c) -- Business and Background of Natural Persons. None of such filing persons was convicted in a criminal proceeding or party to any judicial or administrative proceeding during the past five years. All of such filing persons are citizens of the United States. The information set forth in "The Tender Offer -- Information Concerning Convergent" in the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

1004(a) -- Material Terms. The information set forth in "The Tender Offer -- Terms of Our Offer; Expiration Date," "The Tender Offer -- Acceptance for Payment and Payment for Shares," "The Tender Offer -- Procedures for Accepting Our Offer and Tendering Shares," "The Tender Offer -- Withdrawal Rights," "The Tender Offer -- Material Federal Income Tax Consequences," "The Tender Offer -- Price Range of Convergent's Common Stock," "The Tender Offer -- Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration," "The Tender Offer --Information Concerning Convergent," "The Tender Offer -- Convergent Projections," "The Tender Offer -- Information Concerning Us, Our Parent and STC," "The Tender Offer -- Financing of Our Offer and the Merger," "The Tender Offer -- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements," "The Tender Offer -- Conditions of Our Offer," "The Tender Offer -- Legal Matters and Regulatory Approvals," "The Tender Offer -- State Take-Over Laws," "The Tender Offer -- Rights of Dissenting Stockholders," "The Tender Offer -- Fees and Expenses" and "The Tender Offer -- Miscellaneous" in the Offer to Purchase is incorporated herein by reference.

1004(c) -- Different Terms. None.

1004(d) -- Appraisal Rights. The information set forth in "Summary of Our Offer," "The Tender Offer -- Rights of Dissenting Stockholders" and Exhibit (f) in the Offer to Purchase is incorporated herein by reference.

1004(e) -- Provisions for Unaffiliated Security Holders. None.

1004(f) -- Eligibility for Listing or Trading. Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

1005(a) -- Transactions. The information set forth in "Special Factors -- Interests of Certain Persons in our Offer and the Merger" in the Offer to Purchase, the Information Statement (the "Information Statement") filed as
Schedule I to the Schedule 14D-9 filed by Convergent with the SEC on October 27, 2000 (together with the Information Statement, the "Schedule 14D-9") and in the section entitled "Certain Transactions" in the registration statement on Form S-1 (the "Registration Statement") filed by Convergent with the SEC on July 31, 2000 pursuant to Rule 424(b) (Registration No. 333-30586) is incorporated herein by reference.

1005(b); (c) -- Significant Corporate Events; Negotiations or Contacts. The information set forth in "Special Factors -- Interests of Certain Persons in our Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

1005(e) -- Agreements Involving the Subject Company's Securities. The Recapitalization Agreement, dated as of August 13, 1999, among Convergent, certain of its shareholders, Scott M. Schley as the Shareholders' Representative (as such term is defined therein), the Investors (as such term is defined therein) listed on Schedule I thereto and Insight Capital Partners III, L.P. as the Investors' Representative (as such term is defined therein); the Stock Pledge Agreement, dated as of August 13, 1999, between Convergent and Glenn E. Montgomery, Jr.; the Restricted Stock Agreement, dated as of October 29, 1999, between Convergent and John W. Blend III; and the Restricted Stock Agreement, dated as of October 29, 1999, between Convergent and Robert Sharpe, attached as Exhibits 10.1, 10.6, 10.13, 10.14, respectively, to the Registration Statement are incorporated herein by reference. The information set forth in "Special Factors -- Interests of Certain Persons in Our Offer and the Merger" and "The Tender Offer -- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

1006(b) -- Use of Securities Acquired. Convergent's securities are expected to be retired. The information set forth in "Summary of Our Offer," "Introduction," "The Tender Offer -- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" and "The Tender Offer -- Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

1006(c)(1) through (7) -- Plans. The information set forth in "Summary of Our Offer," "Introduction," "Special Factors -- Purposes, Alternatives, Effects and Plans," "The Tender Offer -- Terms of Our Offer; Expiration Date," "The Tender Offer -- Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration" and "The Tender Offer -- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase is incorporated herein by reference.

1006(c)(8) -- Plans. Upon completion of the merger, the Purchaser, or any of its affiliates, may cause the suspension of the subject company's obligation to file reports under Section 15(d) of the Exchange Act. The information set forth in "Special Factors -- Purposes, Alternatives, Effects and Plans" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

1013(a); (c) and (d) -- Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction. The information set forth in "Summary of Our Offer," "Introduction," "The Tender Offer -- Terms of Our Offer; Expiration Date," "Special Factors -- Purposes, Alternatives, Effects and Plans," "Special Factors -- Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" and "The Tender Offer -- Possible Effects of Our Offer on the Market for the Shares; Nasdaq Listing; Margin Regulations and Exchange Act Registration" in the Offer to Purchase is incorporated herein by reference.

1013(b) -- Alternatives. The information set forth in "Special Factors -- Purposes, Alternatives, Effects and Plans" in the Offer to Purchase is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

1014(a); (b) -- Fairness; Factors Considered in Determining Fairness. Convergent and each of the other filing persons reasonably believe that the proposed transaction is fair to unaffiliated security holders. The board of directors of Convergent unanimously approved the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement. The information set forth in "Summary of Our Offer," "Introduction," "Special Factors -- Background of Our Offer; Contacts with Convergent; Negotiations and Agreements," "Special Factors -- Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" and "Special Factors -- The Position of Convergent, Us, Our Parent, STC and the Senior Management as to the Fairness of Our Offer and the Merger to the Public Stockholders" in the Offer to Purchase is incorporated herein by reference.

1014(c) -- Approval of Security Holders. The transaction is structured so that the approval by unaffiliated stockholders of the merger will only be required if, after consummation of the offer, the Parent does not own at least 90% of the shares of Convergent common stock then outstanding. The information set forth in "Introduction" and "Special Factors -- Purposes, Alternatives, Effects and Plans" in the Offer to Purchase is incorporated herein by reference.

1014(d) -- Unaffiliated Representative. Although no unaffiliated representative was retained to act solely on behalf of the unaffiliated security holders, a special committee comprised of all of the non-employee directors of the board of directors of Convergent unanimously determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement were fair to, advisable and in the best interests of, Convergent's stockholders.

1014(e) -- Approval of Directors. A special committee comprised of all of the non-employee directors of the board of directors of Convergent unanimously determined that the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement were fair to, advisable and in the best interests of, Convergent's stockholders. The information set forth in "Summary of Our Offer," "Introduction" and "Special Factors -- Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" in the Offer to Purchase is incorporated herein by reference.

1014(f) -- Other Offers. None.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

1015(a) -- Report, Opinion or Appraisal. The special committee of the board of directors of Convergent received a presentation by and the opinion of Morgan Stanley & Co. Incorporated relating to the fairness of the transaction. The information set forth in "Special Factors -- Reports, Opinions, Appraisals and Negotiations" and in Annex A and Exhibit (c)(2) in the Offer to Purchase is incorporated herein by reference.

1015(b) -- Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in "Special Factors -- Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction," "Special Factors -- The Position of Convergent, Us, Our Parent, STC and the Senior Management as to the Fairness of Our Offer and the Merger to the Public Stockholders," "Special Factors -- Reports, Opinions, Appraisals and Negotiations" and Annex A and Exhibit (c)(2) in the Offer to Purchase is incorporated herein by reference.

1015(c) -- Availability of Documents. The information set forth in "Special Factors -- Reports, Opinions, Appraisals and Negotiations" and in Annex A and Exhibit (c)(2) in the Offer to Purchase is incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

1007(a); (b); (d) -- Source of Funds; Conditions; Borrowed Funds. STC is financing the tender offer with cash on hand and with borrowings from its credit facility. The information set forth in "Summary of Our Offer", "Introduction", and "The Tender Offer -- Financing of Our Offer and the Merger" in the Offer to Purchase is incorporated herein by reference.

1007(c) -- Expenses. The information set forth in "The Tender Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

1008(a) -- Securities Ownership. The information set forth in "Special Factors -- Interests of Certain Persons in Our Offer and the Merger" of the Offer to Purchase, "Principal and Selling Stockholders" of the Registration Statement and
Item 4 of the Schedule 14D-9 is incorporated herein by reference.

1008(b) -- Securities Transactions. There have been no transactions in securities of the subject company during the past 60 days.

ITEM 12.  THE SOLICITATION OR RECOMMENDATION.

1012(d) -- Intent to Tender or Vote in a Going-Private Transaction. The intentions of Convergent's executive officers and Convergent's affiliate to tender and/or vote their respective shares in the offer are described in the Offer to Purchase. Based upon reasonable inquiry, each of the filing persons believes that each of the three directors of Convergent who are not filing persons intends to tender in the offer those shares owned by such director.* The information set forth in "Summary of Our Offer," "Introduction," "Special Factors --Interests of Certain Persons in Our Offer and the Merger" and "The Tender Offer -- Merger Agreement; Subscription and Contribution Agreement; Tender and Voting Agreement; Voting Agreement; Exclusivity Agreement; Nondisclosure Agreement; Employment Agreements" in the Offer to Purchase, and in
Item 4 of the Schedule 14D-9, is incorporated herein by reference.

1012(e) -- Recommendations of Others. The board of directors of Convergent unanimously approved the merger agreement, the offer, the merger and the other transactions contemplated by the merger agreement and recommended that Convergent's stockholders tender their shares pursuant to the offer and adopt the merger agreement. The information set forth in "Summary of Our Offer," "Introduction," "Special Factors -- Background of Our Offer; Contacts with Convergent, Negotiations and Agreements," "Special Factors -- Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" and "Special Factors -- The Position of Convergent, Us, Our Parent, STC and the Senior Management as to the Fairness of Our Offer and the Merger to the Public Stockholders" is incorporated herein by reference.

ITEM 13. FINANCIAL INFORMATION.

1010 -- (a)(1) -- The audited financial statements of Convergent for the years ended December 31, 1998 and 1999 set forth on pages F-1 through F-22 of the Registration Statement are incorporated herein by reference.

          (a)(2) -- The unaudited balance sheet of Convergent, comparative year-to-date income statements and the related earnings per share data, statement of cash flows, and comprehensive income of the company for the quarterly period ended June 30, 2000 set forth at Item 1, pages 1 through 11 on Form 10-Q filed with the SEC on September 14, 2000, are incorporated herein by reference.

          (a)(3) -- The ratio of earnings to fixed charges for the years ended December 31, 1998 and 1999 and the periods ended June 30, 1999 and 2000 were 33.07, (20.34), 112.89 and 0.35, respectively.

-------------------
* THE OFFER TO PURCHASE ADDRESSES THE INTENT OF THE EXECUTIVE OFFICERS AND INSIGHT TO TENDER AND/OR VOTE THEIR SHARES IN THE OFFER, BUT IT DOES NOT ADDRESS THE INTENTIONS OF THE THREE NON-EMPLOYEE DIRECTORS.

          (a)(4) -- The book value per share as of the most recent interim balance sheet filed on Form 10-Q with the SEC on September 14, 2000, was $0.092, based on shares outstanding. The audited financial statements and reports filed under the Exchange Act can be inspected at the SEC's public reference room in Washington, D.C., and at the SEC's regional offices in Chicago, Illinois and New York, New York. You can call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Registration Statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov.

1010(b) -- Pro Forma Information. Not Applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

1009(a) and (b) -- Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in "Special Factors -- Background of Our Offer; Contacts with Convergent, Negotiations and Agreement," "Special Factors -- Reasons and Recommendations of the Special Committee and the Board of Directors of Convergent; Fairness of the Transaction" and "The Tender Offer -- Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

1011(b) -- Other Material Information. None.

ITEM 16. EXHIBITS.

1016  (a)(1)   Offer to Purchase dated October 27, 2000 (incorporated by
               reference to the Schedule TO).

      (a)(2) Form of Letter of Transmittal (incorporated by reference to the Schedule TO).

      (a)(3) Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO).

      (a)(4)   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees (incorporated by reference to the Schedule TO).

      (a)(5)   Form of Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO).

      (a)(6)   Text of press release issued by Schlumberger Limited, dated
               October 16, 2000 (incorporated by reference to Schedule 14D-9 filed by Convergent with the SEC on October 16, 2000).

      (a)(7)   Text of press release issued by Convergent dated October 16, 2000
               (incorporated by reference to Schedule 14D-9 filed by Convergent with the SEC on October 16, 2000).

      (a)(8)   Guidelines for Certification of Taxpayer Identification Number on

               Substitute Form W-9 (incorporated by reference to the Schedule
               TO).

      (a)(9)   Form of Summary Advertisement, dated October 27, 2000
               (incorporated by reference to the Schedule TO).


      (b)(1) Credit Agreement, dated as of August 31, 1998, by and among Schlumberger Technology Corporation, Banque Nationale De Paris,
               The Chase Manhattan Bank and Citibank, N.A. as Agents, and Banque
               Nationale De Paris, Chase Securities Inc. and Citicorp
               Securities, Inc. as Lead Arrangers, and ABN Amro Bank N.V. as
               Arranger.


      (c)(1)   Fairness Opinion of Morgan Stanley & Co. Incorporated
               (incorporated by reference to Annex A to the Offer to Purchase).

      (c)(2)   Presentation of Morgan Stanley & Co. Incorporated to the Special
               Committee of the Board of Directors of Convergent dated October
               13, 2000 (incorporated by reference to the Schedule TO).


      (d)(1)   Agreement and Plan of Merger, dated as of October 13, 2000, among
               Convergent, Parent, Purchaser and STC (incorporated by reference to the Schedule TO).

      (d)(2) Nondisclosure Agreement, dated July 6, 2000, between Convergent and Schlumberger, Industries S.A., as amended on August 4, 2000
               (incorporated by reference to the Schedule TO).

      (d)(3)   Exclusivity Agreement, dated September 20, 2000, between
               Convergent and Schlumberger Limited (incorporated by reference to the Schedule TO).

      (d)(4)   Exclusivity Agreement, dated September 29, 2000, between
               Convergent and Schlumberger Limited (incorporated by reference to the Schedule TO).

      (d)(5)   Voting Agreement, dated as of October 13, 2000, among Parent,
               Purchaser, STC and the Contributing Stockholders set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the SEC on October
               23, 2000).

      (d)(6)   Tender and Voting Agreement, dated as of October 13, 2000, among
               Parent, Purchaser, STC and the Major Stockholders set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the SEC on October
               23, 2000).

      (d)(7)   Subscription and Contribution Agreement, dated as October 13,
               2000, among Parent, STC, Cinergy and the Management Investors set forth on the signature pages thereto (incorporated by reference to the Schedule 13-D filed by Parent and others with the SEC on October 23, 2000).

      (d)(8)   Employment Agreement, dated as of October 13, 2000, between
               Convergent and Glenn E. Montgomery, Jr. (incorporated by reference to the Schedule TO).

      (d)(9)   Employment Agreement, dated as of October 13, 2000, between
               Convergent and Larry J. Engelken (incorporated by reference to the Schedule TO).

      (d)(10)  Employment Agreement, dated as of October 13, 2000, between
               Convergent and Scott M. Schley (incorporated by reference to the Schedule TO).

      (d)(11)  Employment Agreement, dated as of October 13, 2000, between
               Convergent and Bryan R. Mileger (incorporated by reference to the Schedule TO).

      (d)(12)  Employment Agreement, dated as of October 13, 2000, between
               Convergent and Andrea S. Maizes (incorporated by reference to the Schedule TO).

      (d)(13)  Employment Agreement, dated as of October 13, 2000, between
               Convergent and David J. Rubinstein (incorporated by reference to the Schedule TO).

      (d)(14) Power of Attorney of the filing persons (incorporated by reference to the Schedule TO).

      (d)(15)  Recapitalization Agreement, dated as of August 13, 1999, among
               Convergent, certain of its shareholders, Scott M. Schley, the Investors listed on Schedule I thereto and Insight Capital
               Partners III, L.P., incorporated by reference to Exhibit 10.13 to the Registration Statement.

      (d)(16)  Restricted Stock Agreement, dated as of October 19, 1999, between
               Convergent and John W. Blend III, incorporated by reference to
               Exhibit 10.14 to the Registration Statement.

      (d)(17)  Restricted Stock Agreement, dated as of October 19, 1999, between
               Convergent and Robert Sharpe, incorporated by reference to
               Exhibit 10.15 to the Registration Statement.

      (d)(18)  Stock Pledge Agreement dated as of August 13, 1999, between
               Convergent and Glenn E. Montgomery, Jr., incorporated by reference to Exhibit 10.16 to the Registration Statement.

      (d)(19) Form of Stockholders Agreement among Parent, STC, Cinergy and the management investors listed on the signatures pages thereto
               (incorporated by reference to the Schedule TO).


      (f) Section 262 of the Delaware General Corporation Law (incorporated by reference to the Offer to Purchase).

      (g)      None.

     * Each of the exhibits listed above (other than exhibits (a)(6) and (a)(7), each of which was previously filed with the SEC on October 16, 2000, exhibits (d)(5) through (d)(7), each of which was previously filed with the SEC on October 23, 2000 and exhibits (d)(15) through
          (d)(18), each of which was previously filed with the SEC on July 31,
          2000) were previously filed with the Schedule TO on October 27, 2000.

                                    SIGNATURE

     After due inquiry and to the best of our knowledge and belief, the undersigned hereby certify that the information set forth in this amendment to the Statement is true, complete and correct.


Dated: November 6, 2000


     CONVERGENT GROUP CORPORATION


By: /s/ Glenn E. Montgomery, Jr.
   -------------------------------
   Name: Glenn E. Montgomery, Jr.
   Title: Chairman and Chief Executive Officer



/s/ Glenn E. Montgomery, Jr.            /s/ Bryan R. Mileger
-----------------------------           -----------------------------
Glenn E. Montgomery, Jr.                Bryan R. Mileger



/s/ Larry J. Engelken                   /s/ David J. Rubinstein
-----------------------------           -----------------------------
Larry J. Engelken                       David J. Rubinstein



/s/ Scott M. Schley                     /s/ Andrea S. Maizes
-----------------------------           -----------------------------
Scott M. Schley                         Andrea S. Maizes